

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 30, 2017

Hamon F. Fytton
Chief Executive Officer and President
Gold Entertainment Group, Inc.
429 W Plumb Lane
Reno, NV 895095

> **Re: Gold Entertainment Group, Inc.**
> **Form 10-12G**
> **Filed January 3, 2017**
> **File No. 000-28571**

Dear Mr. Fytton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date, and you are not required to register pursuant to Section 12(g) of the Exchange Act, you should consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.

2. It appears from your current disclosure that you do not have a specific business plan, and therefore may be a "blank check" company under Section (a)(2) of Rule 419 of the

Securities Act of 1933. We note, for example, that you have not had any operations for a number of years and your business plan is to merge with an operating company. Please revise to disclose your status as a blank check company and in an appropriate place in your filing provide details regarding compliance with Rule 419 in connection with any offering of your securities.

3. We note the Commission's bar against Mr. Fred Schiemann practicing before the Commission and the fact that he has not been reinstated by the Commission. Please tell us how this impacts his ability to serve as your Chief Financial Officer upon the registration of your common stock under to the Exchange Act.

Our common stock can become subject to penny stock regulation, page 7

4. Please revise this risk factor to disclose that you are registering penny stock or advise us why you believe you are not.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

Liquidity and Capital Resources, page 11

5. Please discuss here the material terms of any material indebtedness. In this regard we note your reference to a revolving credit facility on page 5 and loans with officers and directors on page 13.

Item 4: Security Ownership of Certain Beneficial Owners and Management, page 12

6. Please update to provide beneficial ownership information as of the most recent practicable date. Refer to Item 403(a) of Regulation S-K. Similarly, revise your Item 10: Recent Sales of Unregistered Securities section on page 14. Refer to Item 701 of Regulation S-K.

Item 5: Directors and Executive Officers, page 12

7. Please briefly discuss the specific experience, qualifications, attributes or skill that led to the conclusion that Mr. Fytton should serve as your director at the time that the disclosure is made, in light of your business and structure pursuant to Item 401(e)(1) of Regulation S-K.

Item 7: Certain Relationships and Related Transactions, page 13

8. Please revise to disclose the nature of the related party transactions with Mr. Fytton and any other officers and directors. Refer to your disclosure on pages F-7 and F-15.

Hamon F. Fytton
Gold Entertainment Group, Inc.
January 30, 2017
Page 3

Exhibit Index, page 16

9. Please file your revolving credit facility referenced on page 5 as an exhibit to your registration statement.

Unaudited Interim Financial Statements for the Nine Months Ended October 31, 2016

10. We note that instead of including an unaudited interim statement of cash flows for the nine months ended October 31, 2016, you have included the audited statement of cash flows for the year ended January 31, 2016 in two places. Please revise to appropriately include the unaudited interim statement of cash flows for the nine months ended October 31, 2016.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Patrick Kuhn at (202) 551-3308 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any other questions.

                Sincerely,

                /s/ John Dana Brown

                John D. Brown
                Attorney-Advisor
                Office of Transportation and Leisure